*71.K. 9/10

09042476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 (MM/DD/YY) AND ENDING 6/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaBranche Structured Products Direct, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street - 9th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hack (212) 820-0423
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 31 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/1

OATH OR AFFIRMATION

I, Thomas C. Hack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
...nche Structured Products Direct, Inc., as of
...e 30, 2009, are true and correct. I further swear (or affirm) that neither the company
... partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
...omer, except as follows:

____

____

____

Thomas C Hack
Signature

Chief Financial Officer
Title

Irene T. Vande Woude
Notary Public

IRENE T. VANDE WOUDE
Notary Public, State of New York
No. 01VA6068687
Qualified in New York County
Commission Expires January 14, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2009

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of
LaBranche Structured Products Direct, Inc.

We have audited the accompanying statement of financial condition of LaBranche Structured Products Direct, Inc. (a wholly owned subsidiary of LaBranche Structured Holdings, Inc.) (the "Company") as of June 30, 2009. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of LaBranche Structured Products Direct, Inc. (a wholly owned subsidiary of LaBranche Structured Holdings, Inc.) as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
August 26, 2009

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2009

ASSETS	
Receivables from brokers, dealers and clearing organizations	$ 2,639,655
Due from affiliates	15,553
	$ 2,655,208
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses and other liabilities	$ 42,162
Stockholder's equity	
Common stock, $0.00001 par value, 10,000 shares authorized, issued & outstanding	-
Additional paid-in capital	3,035,917
Accumulated deficit	(422,871)
Total Stockholder's Equity	2,613,046
	$ 2,655,208

See accompanying notes to financial statement.

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of business

LaBranche Structured Products Direct Inc. (the "Company"), a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulator Agency ("FINRA") and other principal exchanges. The Company is currently inactive and expects in the future to be primarily engaged in the business of execution of securities transactions. The Company is a wholly owned subsidiary of LaBranche Structured Holdings, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly owned subsidiary of LaBranche & Co Inc., a Delaware Corporation (the "Holding Company").

2. Summary of significant accounting policies

Basis of Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

The Company records commission revenues, and related expenses on a trade-date basis.

Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by the Holding Company. Under a tax sharing agreement with the Holding Company, the Company determines its income tax on a separate company basis.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes",* which requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Financial Accounting Standards Board ("FASB") Interpretation 48 ("FIN 48"), which the Holding Company adopted as of January 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. As a result of the implementation of FIN 48, the Company has determined that no adjustment to the Company's unrecognized tax benefit is required.

3. Receivables from brokers, dealers and clearing organizations

The balances presented as receivables from brokers, dealers and clearing organizations consist primarily of balances at a clearing broker as of June 30, 2009.

4. Net capital requirement

As a registered broker-dealer and member firm of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2009, the Company's regulatory net capital of $2,597,493 exceeded the minimum requirement by $2,592,493.

5. Income taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by the Holding Company. Pursuant to the tax sharing agreement with its Holding Company, the Company determines its income tax on a separate company basis. Under this agreement, the Company will not recognize a tax benefit for current losses until they can be recovered on a separate company basis. Accordingly, the Company has recorded no current tax benefit for the year. In addition, the Company does not have any temporary differences that give rise to deferred tax balances.

The provision for income taxes is based on expectations set by management, which is reassessed when the Company's income tax returns are filed.

6. Related-party transactions

LaBranche & Co. Inc. provides services to the Company; the costs are allocated to the affiliate and reflected in the income statement as employee compensation and related benefits and other expenses. These allocated charges reflect the Company being included in the LaBranche & Co. Retirement Plan (the Plan) as well as the payment processing of the Company's operating expenses.